ASPEN MANAGED FUTURES STRATEGY FUND

STATEMENT OF ADDITIONAL INFORMATION

CLASS A SHARES (MFBPX)

CLASS I SHARES (MFBTX)

July ____, 2011

P.O. Box 13033

Denver, CO 80201

The Aspen Managed Futures Strategy Fund (the “Fund”) is a non-diversified investment portfolio of Financial Investors Trust (the “Trust”), an open-end series management investment company organized as a Delaware statutory trust.

This Statement of Additional Information (“SAI”) is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund’s current prospectus dated July __, 2011, as supplemented from time to time (the “Prospectus”). This SAI supplements and should be read in conjunction with the Prospectus, a copy of which may be obtained without charge by writing the Fund at the address listed above, or by calling the Fund’s transfer agent at 855.845.9444.  The Fund’s most recent annual report, if any, is incorporated by reference into this SAI, and can be obtained free of charge by calling the toll-free number printed above.

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing primarily in a combination of securities and derivatives that, as a whole, are expected to produce returns that track the weekly price performance of its Index.  The Fund, using a low cost “passive” or “indexing” investment approach, seeks to replicate, before fees and expenses, the performance of the Index.

The MFBI is constructed using a quantitative, rules-based model designed to replicate the trend-following and counter-trend exposure of futures markets by allocating assets to liquid futures contracts of certain equities, financial, currency and commodities futures markets.  The Index therefore seeks to reflect the performance of strategies and exposures common to a broad universe of futures markets, i.e. managed futures beta.

The Index currently consists of exchange-traded liquid futures contracts relating to 23 Reference Assets among four generic categories of Asset Classes.

Asset Classes
	Global Equities	Global Fixed Income	Commodities	Currencies
Reference Assets	S&P 500 Index	10-Year U.S. Treasury Notes	Corn	Australian Dollar
	Nikkei 225 Index (USD)	10-Year Canadian Government Bond	Soybeans	Euro
	FTSE 100 Index	Long Gilt	Sugar	Pound Sterling
	Euro Stoxx 50 Index	Euro Bund	WTI Crude	Japanese Yen
			Heating Oil	Swiss Franc
			Copper	Canadian Dollar
			Gold	New Zealand Dollar
Silver

The Index Provider may, in its sole discretion, acting in good faith and a commercially reasonable manner, at any time remove or add Asset Classes and Reference Assets comprising the Index.

The MFBI model identifies exchange-traded futures contracts through which to establish either long or short positions among Reference Assets based upon the quantitative rules of the Index and subject to pre-defined allocation limits.  Subject to certain pre-defined non-discretionary conditions, the MFBI is rebalanced each week.

The Fund seeks a correlation over time of 0.95 or better between the Fund’s performance, before fees and expenses, and the performance of the Index.  A figure of 1.00 would represent perfect correlation.

The Fund expects to gain exposure to the equities, financial, currency and commodities markets indirectly by investing up to 25% of its total assets in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”) which is designed to enhance the ability of the Fund to obtain exposure to equities, financial, currency and commodities markets consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies.  The Subsidiary is subject to substantially the same investment policies and investment restrictions as the Fund, except that the Subsidiary (unlike the Fund) may invest without limitation in swaps and other derivative instruments.   The Fund and the Subsidiary do not currently contemplate investing in swaps, although they each reserve the right to do so in the future.   The Fund and the Subsidiary are both advised by the Adviser. Neither the Fund nor the Subsidiary is advised by the Index Provider.

The Fund, through the Subsidiary, may enter into swap agreements with one or more counterparties.  The Fund expects that the Adviser will initially select counterparties, and the Fund’s Board will review, approve or remove counterparties as it determines to be in the best interests of the Fund.  As part of its counterparty review process, the Board expects to take into account the creditworthiness of any counterparties, as well as the use of collateral accounts to minimize the counterparty risk to which the Fund may be exposed.

The Fund, through the Subsidiary, intends to enter into an initial swap agreement with Nomura International Plc, whose obligations will be guaranteed by Nomura Securities Co. Ltd.  The credit rating of Nomura Securities Co. Ltd., is A- (S&P).

The securities in the Fund’s portfolio consist primarily of collateral as described below.  The derivatives in the Fund’s portfolio consist primarily of financial, currency and commodity-linked derivative instruments, including exchange-traded futures, forward currency contracts and swap agreements.

The Adviser also intends that the Fund will gain exposure to short equities, financial, currency and commodity futures positions and other similar transactions by tracking the Index through ~~swaps and other~~ derivative instruments.  The Fund may employ leveraging techniques to attempt to achieve its investment objective, including but not limited to maintaining a portfolio of comparable composition but greater notional value than that of the Index, entering into swap agreements, or through structured notes linked to the Index or its constituents.  On a day-to-day basis, the Fund may hold U.S. government securities, short-term, high quality fixed-income securities, money market instruments, money market funds, overnight and fixed-term repurchase agreements, cash and other cash equivalents with maturities of one year or less to collateralize its derivative positions.

The Adviser may engage on behalf of the Fund and the Subsidiary in regular buying and selling of portfolio securities and derivative contracts to achieve the Fund’s investment objective.

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS

The Fund may also invest in the following types of securities. The following is not meant to be an exclusive list of all the securities and instruments in which the Fund may invest or investment strategies in which it may engage, and the Fund may invest in instruments and securities and engage in strategies other than those listed below.

11Investments in a Wholly Owned Subsidiary

Investments in the Subsidiary are expected to provide the Fund with exposure to the equities, financial, currency and commodity markets within the limitations of the Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and recent IRS revenue rulings, as discussed below under “Taxation of Certain Commodity-Linked Instruments.”

It is expected that the Subsidiary will invest primarily in derivative instruments, including futures contracts ~~, swaps~~ and options on, among other items, commodity futures. Although the Fund may enter into these derivative instruments directly, the Fund likely will gain exposure to these derivative instruments indirectly by investing in the Subsidiary.  When the Adviser believes that these derivative instruments are better suited to provide exposure to the equities, financial, currency and commodities markets, the Fund’s investment in the Subsidiary will likely increase.  The Subsidiary also will invest in inflation-protected securities and other fixed income instruments, which are intended to serve as collateral for the Subsidiary’s derivatives positions.  To the extent that the Fund invests in the Subsidiary, it will be subject to the risks associated with those derivative instruments and other securities, which are discussed in the Prospectus, as if the Fund were investing in those derivative instruments and other securities directly rather than through the Subsidiary.

The Subsidiary is not registered under the 1940 Act and, unless otherwise noted in the Prospectus, is not subject to all of the investor protections of the 1940 Act.  The Subsidiary has the same investment objective and is subject to substantially the same investment policies (with respect to the Commodity Futures-Linked Investments portion only) and investment restrictions as the Fund, except that the Subsidiary (unlike the Fund) may invest without limitation in swaps and other derivative instruments.   The Fund and the Subsidiary do not currently contemplate investing in swaps, although they each reserve the right to do so in the future.   The Subsidiary will also be subject to the same compliance policies and procedures as the Fund.  In addition, the Fund wholly owns and controls the Subsidiary, and the Adviser acts as adviser to the Fund and investment adviser to the Subsidiary.

Derivatives

The Fund may engage in a variety of derivative transactions in accordance with the applicable rules of the Commodity Futures Trading Commission (“CFTC”); however, the Fund will not be obligated to use derivatives and makes no representation as to the availability of these techniques at this time or at any time in the future. Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, commodity, reference rate or index and may relate to commodities, stocks, bonds, interest rates, currencies or currency exchange rates, related indexes and other assets. The types of derivatives in which the Fund may invest include, but are not limited to, commodity futures, ~~commodity swaps,~~  interest rate, currency or stock or bond index futures contracts, currency forward contracts  ~~and currency swaps~~ , the purchase and sale (or writing) of exchange listed and over-the-counter (“OTC”) put and call options on commodities, debt and equity securities, currencies, interest rate, currency or stock index futures and fixed income and stock indices and other financial instruments, entering into various interest rate transactions such as  ~~swaps,~~ caps, floors, and collars, entering into equity ~~swaps,~~  caps ~~,~~ and floors, the purchase and sale of indexed debt securities or trading in other similar types of instruments.

Derivatives may be used to attempt to protect against possible changes in the market value of securities held or to be purchased for the Fund’s portfolio resulting from securities markets or currency exchange rate fluctuations, to protect the Fund’s unrealized gains in the value of its securities, to facilitate the sale of those securities for investment purposes, to manage the effective maturity or duration of the Fund’s portfolio or to establish a position in the derivatives markets as a temporary substitute for purchasing or selling particular securities or commodity futures or to seek to enhance the Fund’s income or gain. The Fund may use any or all types of derivatives which it is authorized to use at any time; no particular strategy will dictate the use of one type of transaction rather than another, as use of any authorized derivative will be a function of numerous variables, including market conditions. The ability of the Fund to utilize derivatives successfully will depend on numerous factors including the Adviser’s ability to predict pertinent market movements, which cannot be assured. These skills are different from those needed to select the Fund’s portfolio securities.

Subject to the constraints described above, the Fund may (if and to the extent so authorized) purchase and sell commodity futures contracts, interest rate, currency or stock or bond index futures contracts and enter into currency forward contracts  ~~and currency swaps~~ ; purchase and sell (or write) exchange listed and OTC put and call options on commodities, securities, loan participations and assignments, currencies, futures contracts, indices and other financial instruments, and the Fund may enter into interest rate transactions ~~, equity swaps~~ and related transactions and other similar transactions which may be developed to the extent the Adviser determines that they are consistent with the Fund’s investment objective and policies and applicable regulatory requirements. The Fund’s interest rate transactions may take the form of ~~swaps,~~  caps, floors and collars, and the Fund’s currency transactions may take the form of currency forward contracts, currency futures contracts, ~~currency swaps~~  and options on currencies or currency futures contracts.

Derivatives involve special risks, including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser’s view as to certain market movements is incorrect, the risk that the use of derivatives could result in significantly greater losses than if it had not been used. Losses resulting from the use of derivatives will reduce the Fund’s net asset value, and possibly income, and the losses may be significantly greater than if derivatives had not been used. The degree of the Fund’s use of derivatives may be limited by certain provisions of the Code. When used, derivatives may increase the amount and affect the timing and character of taxes payable by shareholders. See “Taxes.”

Currency Transactions

The Fund may engage in currency transactions with counterparties to hedge the value of portfolio securities denominated in particular currencies against fluctuations in relative value, to gain or reduce exposure to certain currencies, or to generate income or gains.

Currency transactions include currency forward contracts, exchange-listed currency futures contracts and options thereon, and exchange-listed and OTC options on currencies ~~, and currency swaps~~ .. A forward currency contract involves a privately negotiated obligation to purchase or sell (with delivery generally required) a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. ~~A currency swap is an agreement to exchange cash flows based on the notional difference among two or more currencies and operates similarly to an interest rate swap, which is described below under “Interest Rate and Equity Swaps and Related Transactions.”~~

~~Interest Rate and Equity Swaps and Related Transactions~~

~~The Fund may enter into interest rate and equity swaps and may purchase or sell (i.e., write) interest rate and equity caps, floors and collars. The Fund expects to enter into these transactions in order to hedge against either a decline in the value of the securities included in the Fund’s portfolio, or against an increase in the price of the securities which it plans to purchase, in order to preserve or maintain a return or spread on a particular investment or portion of its portfolio or to achieve a particular return on cash balances, or in order to increase income or gain. Interest rate and equity swaps involve the exchange by the Fund with another party of their respective commitments to make or receive payments based on a notional principal amount. The purchase of an interest rate or equity cap entitles the purchaser, to the extent that a specified index exceeds a predetermined level, to receive payments on a contractually-based principal amount from the party selling the interest rate or equity cap. The purchase of an interest rate or equity floor entitles the purchaser, to the extent that a specified index falls below a predetermined rate, to receive payments on a contractually-based principal amount from the party selling the interest rate or equity floor. A collar is a combination of a cap and a floor which preserve a certain return within a predetermined range of values.~~

~~The Fund will usually enter into interest rate and equity swaps on a net basis (i.e., the two payment streams are netted out), with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each interest rate or equity swap will generally be accrued on a daily basis, and an amount of liquid assets having an aggregate net asset value at least equal to the accrued excess will be designated to cover such liability. If the Fund enters into an interest rate or equity swap on other than a net basis, the Fund will designate the full amount accrued on a daily basis of the Fund’s obligations with respect to the swap.~~

~~The use of interest rate and equity swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not utilized. Moreover, even if the Adviser is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged.~~

~~As is the case with futures and options strategies, the effective use of swaps and related transactions by the Fund may depend, among other things, on the Fund’s ability to terminate the transactions at times when the Adviser deems it desirable to do so. To the extent the Fund does not, or cannot, terminate such a transaction in a timely manner, the Fund may suffer a loss in excess of any amounts that it may have received, or expected to receive, as a result of entering into the transaction.~~

~~The liquidity of swap agreements will be determined by the Adviser based on various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the Fund’s rights and obligations relating to the investment).~~

~~There is no limit on the amount of interest rate and equity swap transactions that may be entered into by the Fund. The effective use of swaps and related transactions by the Fund may depend, among other things, on the Fund’s ability to terminate the transactions at times when the Adviser deems it desirable to do so. Because swaps and related transactions are bilateral contractual arrangements between the Fund and counterparties to the transactions, the Fund’s ability to terminate such an arrangement may be considerably more limited than in the case of an exchange traded instrument. To the extent the Fund does not, or cannot, terminate such a transaction in a timely manner, the Fund may suffer a loss in excess of any amounts that it may have received, or expected to receive, as a result of entering into the transaction. If the other party to a swap defaults, the Fund’s risk of loss is the net amount of payments that the Fund contractually is entitled to receive, if any. The Fund may purchase and sell caps, floors and collars without limitation, subject to the segregated account requirement described above.~~

~~Commodity Swaps~~

~~The Fund may invest in commodity swap agreements. Commodity swaps are two party contracts in which the parties agree to exchange the return or interest rate on one instrument for the return of a particular commodity, commodity index or commodities futures or options contract.  The payment streams are calculated by reference to an agreed upon notional amount.  Swaps will normally be entered into on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund (whether directly or through the Subsidiary) receiving or paying, as the case may be, only the net amount of the two payments.  The Fund’s obligations (whether directly or through the Subsidiary) under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Fund.~~

~~Credit Default Swaps~~

~~The Fund may enter into credit default swap contracts for hedging purposes or to add leverage to its portfolio. When used for hedging purposes, the Fund would be the buyer of a credit default swap contract. In that case, the Fund would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation, index or other investment from the counterparty to the contract in the event of a default by a third party, such as a U.S. or foreign issuer, on the referenced debt obligation. In return, the Fund would pay to the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would have spent the stream of payments and received no benefit from the contract. When the Fund is the seller of a credit default swap contract, it receives the stream of payments but is obligated to pay upon default of the referenced debt obligation. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its total assets, the Fund would be subject to investment exposure on the notional amount of the swap.~~

~~In addition to the risks applicable to derivatives generally, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation, as opposed to a credit downgrade or other indication of financial difficulty.~~

~~In January 2009, the SEC issued temporary rules to allow for clearinghouses to facilitate certain credit default swap transactions between one or more counterparties. A clearinghouse may act as the intermediary, or central counterparty, in credit default swap transactions, reducing the risk of a counterparty defaulting on a transaction while providing a central location for regulators to view traders’ positions and prices. The use of a clearinghouse for credit default swaps is voluntary and the temporary rules are in effect from January 22, 2009 until November 30, 2010. In March 2009 the SEC approved exemptions to allow the CME Group, Inc. and InterContinental, Inc. to operate a clearinghouse for credit default swaps. Similarly, dealers of credit-default swaps in Europe agreed in February 2009 to use a clearinghouse in the European Union to guarantee derivatives. Nine banks and brokers, including Deutsche Bank AG, JPMorgan Chase & Co., and Barclays PLC, committed to start using one or more clearinghouses within the 27-nation region by the end of July 2009. The clearinghouse(s) will be funded by their members. In response to these developments, in March 2009 the Financial Industry Regulatory Authority (“FINRA”) proposed a pilot program imposing margin rules for credit default swap transactions executed by a registered broker-dealer and cleared by the CME Group, Inc. or other central counterparty platforms. FINRA speculates that the creation of CDS central counterparties will result in an increasing volume of CDS transactions being handled through broker-dealers instead of through affiliated entities of investment banks as in the past. FINRA’s pilot program is set to expire November 30, 2010.~~

26Event-Linked Exposure

The Fund may obtain event-linked exposure by investing in “event-linked bonds” ~~or “event-linked swaps,”~~  or implement “event-linked strategies.” Event-linked exposure results in gains that typically are contingent on the nonoccurrence of a specific “trigger” event, such as a hurricane, earthquake, or other physical or weather-related phenomena. Some event-linked bonds are commonly referred to as “catastrophe bonds.” They may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities (such special purpose entities are created to accomplish a narrow and well-defined objective, such as the issuance of a note in connection with a reinsurance transaction). If a trigger event causes losses exceeding a specific amount in the geographic region and time period specified in a bond, the Fund investing in the bond may lose a portion or all of its principal invested in the bond. If no trigger event occurs, the Fund will recover its principal plus interest. For some event-linked bonds, the trigger event or losses may be based on company-wide losses, index-portfolio losses, industry indices, or readings of scientific instruments rather than specified actual losses. Often the event-linked bonds provide for extensions of maturity that are mandatory, or optional at the discretion of the issuer, in order to process and audit loss claims in those cases where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. In addition to the specified trigger events, event-linked bonds may also expose the Fund to certain unanticipated risks including but not limited to issuer risk, credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences.

Event-linked bonds are a relatively new type of financial instrument. As such, there is no significant trading history of these securities, and there can be no assurance that a liquid market in these instruments will develop. Lack of a liquid market may impose the risk of higher transaction costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so. Event-linked bonds are typically rated, and the Fund will only invest in catastrophe bonds that meet the credit quality requirements for the Fund. The Fund may invest up to 10% of its total assets in catastrophe bonds.

Special Risks of Commodity Futures Contracts

•

Storage Costs. The price of the commodity futures contract will reflect the storage costs of purchasing the physical commodity. These storage costs include the time value of money invested in the physical commodity plus the actual costs of storing the commodity less any benefits from ownership of the physical commodity that are not obtained by the holder of a futures contract (this is sometimes referred to as the “convenience yield”). To the extent that these storage costs change for an underlying commodity while the Fund is long futures contracts on that commodity, the value of the futures contract may change proportionately.

•

Reinvestment Risk. In the commodity futures markets, if producers of the underlying commodity wish to hedge the price risk of selling the commodity, they will sell futures contracts today to lock in the price of the commodity at delivery tomorrow. In order to induce speculators to take the corresponding long side of the same futures contract, the commodity producer must be willing to sell the futures contract at a price that is below the expected future spot price. Conversely, if the predominate hedgers in the futures market are the purchasers of the underlying commodity who purchase futures contracts to hedge against a rise in prices, then speculators will only take the short side of the futures contract if the futures price is greater than the expected future spot price of the commodity.

The changing nature of the hedgers and speculators in the commodity markets will influence whether futures prices are above or below the expected future spot price. This can have significant implications for the Fund when it is time to replace an expiring contract with a new contract. If the nature of hedgers and speculators in futures markets has shifted such that commodity purchasers are the predominate hedgers in the market, the Fund might open the new futures position at a higher price or choose other related commodity investments

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Additional Economic Factors. The values of commodities which underlie commodity futures contracts are subject to additional variables which may be less significant to the values of traditional securities such as stocks and bonds. Variables such as drought, floods, weather, livestock disease, embargoes and tariffs may have a larger impact on commodity prices and commodity-linked instruments, including futures contracts, commodity-linked notes, and commodity options  ~~and commodity swaps~~ , than on traditional securities. These additional variables may create additional investment risks which subject the Fund’s investments to greater volatility than investments in traditional securities.

Special Tax Considerations

The following discussion relates to the particular U.S. federal income tax consequences of the investment policies of the Funds.

36Financial Products

The Fund’s investments in options, futures contracts, hedging transactions, forward contracts, ~~swaps~~  and certain other transactions may be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale, short sale and other rules), the effect of which may be to accelerate income recognized by the Fund, defer Fund losses, cause adjustments in the holding periods of Fund securities, convert capital gain into ordinary income and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character distributions to Fund shareholders.

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